

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 21, 2016

Via E-mail
Charl Keyter
Chief Financial Officer
Sibanye Gold Limited
1 Hospital Street
Libanon, Westonaria, 1780
South Africa

> **Re: Sibanye Gold Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2015**
> **Filed March 21, 2016**
> **File No. 001-35785**

Dear Mr. Keyter:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Offices of Beverages, Apparel and Mining